Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Percentage of Ownership
Solomon JFZ (Asia) Holdings Limited	Hong Kong	100%
Solomon Private Wealth Limited	Hong Kong	100%
Solomon Global Asset Management Limited	British Virgin Islands	100%
Tiger Coin (Hong Kong) Limited	Hong Kong	48%